FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of March 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on March 4, 2009, by Panasonic Corporation (the registrant), announcing the determination of terms and conditions for its domestic unsecured straight bond issues.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: March 5, 2009

March 4, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Sets Terms and Conditions

for its Domestic Unsecured Straight Bond Issues

Osaka, Japan, March 4, 2009 – Panasonic Corporation (Panasonic [NYSE symbol: PC]) announced that the company today determined terms and conditions for the issues of unsecured straight bonds in Japan in the aggregate principal amount of 400 billion yen. The basic terms for these domestic unsecured straight bond issues had been approved at Panasonic’s board meeting of December 19, 2008.

Panasonic decided to issue the bonds in three series, with maturities of three (3), five (5) and ten (10) years, respectively.

The terms and conditions for each series – namely Panasonic’s Sixth, Seventh and Eighth Series of Unsecured Straight Bonds – are set as follows:

Series name	Sixth Series	Seventh Series	Eighth Series
Aggregate principal amount to be issued	100 billion yen	200 billion yen	100 billion yen

Denomination of each bond	100 million yen (a single kind)

Coupon rate (per annum)	1.140%	1.404%	2.050%

Issue price	100% of the principal amount

Interest payment dates	March 20 and September 20 of each year (First interest payment date will be September 20, 2009)

Maturity date (early redemption clause, if any)	March 20, 2012 (No early redemption)	March 20, 2014 (No early redemption)	March 20, 2019 (No early redemption)

Payment date		March 10, 2009

Fiscal agent		Sumitomo Mitsui Banking Corporation

(Notes)

•	Panasonic intends to use the proceeds from the bond issues to fund capital expenditures and purchases of investment securities (including acquisition of shares by M&A) and to raise working capital.

•	Panasonic set up a shelf registration for the issue of bonds with the maximum possible amount of 400 billion yen within a period of two years as from December 19, 2008.

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(This press release does not constitute an offer of securities in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.)

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